AVIVA PLC

VIA EDGAR AND EMAIL

March 17, 2014

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:	Cecilia Blye, Chief
Office of Global Security Risk

Re:	Aviva plc
Form 20-F for the Year Ended December 31, 2012
Filed March 25, 2013
File No. 1-34486

Dear Ms. Blye

Our legal counsel, Willkie Farr & Gallagher (UK) LLP, appreciated the opportunity to speak with your colleague Daniel Leslie on March 11, 2014 in connection with the staff’s comment letter dated March 10, 2014, with respect to the above-referenced filing.

As discussed, our financial reporting and legal teams are reviewing the comments and need additional time in order to coordinate and prepare our thoughtful response. We will file a response that we expect will address your comments in a complete and detailed manner by or before April 7, 2014. We understand, based on the staff’s discussion with our counsel, that this extension request will be acceptable.

If you have any comments, or would like further information, please contact the undersigned at +44 207 662 2223, or Mr. Joseph Ferraro with the London office of Willkie Farr at +44 203 580 4707.

Sincerely,

/s/ Annabel Barker

Annabel Barker

Group Reporting Director

cc:	Mr. Jeffrey Reidler
Assistant Director
Securities Exchange Commission

Mr. Daniel Leslie
Staff Attorney
Securities Exchange Commission

Mr. David F. Rogers
Chief Accounting Officer
Aviva plc

Ms. Monica Risam
General Counsel
Aviva plc

Mr. Joseph D. Ferraro
Willkie Farr & Gallagher (UK) LLP